EXHIBIT 99

                             BERKLEY RESOURCES INC.
               #400, 455 Granville Street, Vancouver, BC, V6C 1T1
                     Ph: (604) 682-3701 Fax: (604) 682-3600


September 30, 2004
                                                             (BKS - TSX Venture)
                                                            (BRKDF - U.S. Pinks)



NEWS RELEASE




Major Drill Program Commenced Sept. 2004

Berkley Resources Inc. ("Berkley") is a diversified resource and real estate company headquartered in Vancouver, Canada. Over the past 16 years it has developed a profitable base of oil and gas projects across Western Canada and commercial real estate in downtown Vancouver. By 2003 Berkley had acquired an impressive portfolio of oil and gas properties and is planning an aggressive exploration and drilling program throughout the balance of 2004 and into early 2005.

With record breaking oil prices, Berkley anticipates that in 2004/2005 there will be a substantial increase in revenues and net income. Even though we are at record prices in oil, the price outlook, based on world events, is for oil prices to sustain their high levels and perhaps increase even further.

Berkley holds interests in roughly 40 producing wells most of which are located within five discrete project areas in Alberta and Saskatchewan. In addition
Berkley is involved in four new exploration projects in Alberta. One is currently drilling and the other three are scheduled for drilling in the next six months. All four are quality opportunities developed over the past several years.

Presently Berkley is actively developing the following projects. Several more are in the works:

      o Dollard, Saskatchewan - Infill drilling is underway on this oil producing property purchased in 2003. Berkley holds 20% W.I. in this project. Further infill and extension drilling will be pursued step-by-step based on success. This favourable acquisition is significantly enhanced by current oil prices.

      o Crossfield, Alberta - This "second-wave" gas prospect is drill ready, waiting on licencing. Berkley holds 35% W.I. in over 4,000 acres of P&NG leases related to this prospect.

      o Brazeau, Alberta - This $4.6 million test well is underway. Berkley will pay 30% of the test well costs to earn 19.50% W.I. in a significant gas target. If successful the test well will be tied-in immediately to the operator's marketing system.

      o Senex, Alberta - Berkley and its partners completed the final acquisition important to this oil prospect by purchasing a nine section P&NG Licence at the September 29, 2004 Alberta Crown sale for $375,000. This acquisition completes the 14 section block important to this project. Berkley holds 20% W.I. in most of the project area which is currently producing over 100 barrels of oil per day from existing wells. Additional drilling and re-entry work is underway.

Berkley is well positioned to profit from the strong resource market. Berkley has a solid asset base and has relied almost entirely on internally generated revenues for financing. As a result there are only 6.8 million shares outstanding.

Berkley plans further development of its oil and gas projects, with its interests ranging from 20% - 35%. These will be tested under a C$3.0 million plus (Berkley's share) drilling budget in 2004/2005.

For more information please contact J.E. (Jim) O'Byrne, Manager, Oil and Gas Operations - Calgary, Phone (403) 237-6211.


ON BEHALF OF THE BOARD:


"Matt Wayrynen"
------------------------
Matt Wayrynen, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.